Invesco PO Box 4333 Houston, TX 77210-4333 11 Greenway Plaza, Suite 1000 Houston, TX 77046 713 626 1919 www.invesco.com/us

Via EDGAR

Mark A. Cowan

Division of Investment Management, Insured Investment Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
File No 811-07452

Dear Mr. Cowan:

Below are responses to your comments, which we received on December 16, 2013, regarding the Preliminary Proxy Statement filed on Schedule 14A (the “Preliminary Proxy Statement”) for AIM Variable Insurance Funds (Invesco Variable Insurance Funds) (the “Registrant”). The Preliminary Proxy Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 10, 2013, pursuant to the Investment Company Act of 1940, as amended, and Section 14(a) under the Securities Exchange Act of 1934, as amended. The purpose of the Preliminary Proxy Statement is to request shareholders of Invesco V.I. Utilities Fund (the “Fund”), a series of the Registrant, to eliminate one of the Fund’s fundamental investment restrictions. For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment.

1. Comment: Please explicitly state to the shareholders that if their original purpose for investing in the Fund was to gain significant exposure to the utilities industry, then it is not in their interest to vote for the proposal, as another comparable fund may not be available.

Response: The requested information has been added as follows in the section titled How Will the Fund’s Investments be Affected by the Proposed Change to the Fund’s Investment Strategy?:

If your primary purpose for investing in the Fund is to gain significant exposure to the utilities industry, then it may not be in your best interest to vote for the proposal.

2. Comment: While the proxy explains the benefits associated with the new investment strategy, the disclosure lacks any discussion related to the current strategy and the necessity for the change. Please consider disclosing what specific circumstances prompted the Board of Trustees (“Board”) to conclude that the prior investment strategy needed to be changed and how that affected its determination to recommend approval of the change in investment strategy.

Response: While the current strategy is briefly discussed in several areas, the chart that summarizes the differences between the Fund as it is currently positioned and the Fund as it would be positioned in the section “What Am I Being Asked to Approve?,” provides a detailed discussion of the current investment strategy.

Additionally, the Preliminary Proxy discusses the reasons why the Board concluded that the proposed investment strategy needed to supplant the current investment strategy in the section titled “Why is the Board Proposing This Change to the Fund’s Investment Strategy?” Specifically, the paragraph provides the following circumstances that prompted the conclusion to change the investment strategy and approve the proposed strategy:

•	To greatly expand the pool of potential investments for the Fund.

•	To diversify the investor’s sources of income through a broader investment mandate while still providing an opportunity for growth in capital.

•	To provide greater downside protection versus the broad market.

•	To decrease sector-specific volatility over a full market cycle while maintaining capital appreciation and income bias.

•	To broaden the distribution appeal of the Fund to investors.

This list of circumstances is also discussed under the section titled “How Will the Proposed Elimination of the Fundamental Restriction Benefit the Fund.”

3. Comment: Please consider including a discussion of why the Board believes it is appropriate to so drastically change the portfolio, and why they think a managed volatility fund is an appropriate alternative.

Response: The Registrant believes that the current disclosure in the section titled “Why is the Board Proposing This Change to the Fund’s Investment Strategy?” explains why the Board believes that a change to the current investment strategy is needed and why the proposed investment strategy is an appropriate alternative.

4. Comment: Please explain supplementally whether the insurance companies offering the Fund had any influence or suggested the changes to the Fund. In other words, please confirm that the decision was made at arms-length from the insurance companies, and without regard to the insurer’s interests.

Response: Invesco confirms that the decision was made at arms-length from the insurance companies. Invesco and the Board considered the best interest of the shareholders in suggesting the changes.

5. Comment: Please provide a table showing the current and pro forma fees (with the required examples) as required by Item 22(a)(3)(iv) of Schedule 14A.

Response: The Registrant respectfully declines to make the requested change as the current disclosure is consistent with Item 22(a)(3)(iv) of Schedule 14A, which states that “If the action to be taken would, directly or indirectly, establish a new fee or expense or increase any existing fee or expense to be paid by the Fund or its shareholders, provide a table showing the current and pro forma fees…” (emphasis added). Invesco does not believe that the proposed action will directly or indirectly establish a new fee or expense or increase any existing fee or expenses to be paid by the Fund or its shareholders; therefore, a current and pro forma fee table is not needed.

With respect to the foregoing comments, Registrant acknowledges the following:

1. The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

3. The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please do not hesitate to contact me at (713) 214-4713 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Seba Kurian

Seba Kurian

Counsel